October 12, 2012

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Rolaine S. Bancroft

Re:	Discover Card Master Trust I

Form 10-K for Fiscal Year Ended November 30, 2011

Filed February 21, 2012

File No. 0-23108

Dear Ms. Bancroft:

Discover Bank, as depositor for Discover Card Master Trust I (the “Master Trust”), is pleased to respond to your letter dated September 28, 2012. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We note that your letter makes references to “Discover,” which we understand refers to Discover Bank. Please note that we use the term “Discover Bank” instead of “Discover” throughout this response.

Discover Bank acts as servicer and master servicer for the Master Trust and is currently the only named servicer under the Pooling and Servicing Agreement. However, Discover Bank has outsourced certain servicing functions to its affiliates. As disclosed in a Current Report on Form 8-K filed on January 6, 2011, responsibility for certain services that had been performed by DFS Services LLC (“DFS”) was transferred to two wholly-owned subsidiaries of Discover Bank: Discover Products Inc. (“DPI”) and DB Servicing Corporation (“DBSC”) as part of an internal reorganization effected January 1, 2011. DPI had previously performed certain servicing functions for Discover Bank, and expanded those services in connection with the reorganization. DBSC had not previously acted as servicer for the Master Trust. In connection with the reorganization, DFS assigned to DBSC a contract with BancTec, Inc. (“BancTec”), a third party service provider, for certain check processing and related services. Because the Master Trust has a November 30 fiscal year end and the reorganization occurred on January 1, DFS acted as servicer for one month of the fiscal year covered by the report, and DBSC acted as servicer for the remaining eleven months. Throughout this letter, when we refer to DBSC/DFS, we mean that DFS performed the activities during the first month of the fiscal year and DBSC performed the activities during the remaining eleven months, but DFS and DBSC did not perform these activities concurrently. However, while we refer to DBSC/DFS when we are referring to activities performed by these entities, we refer to DBSC and DFS separately when discussing these entities’ responsibility for assessing compliance with servicing criteria and the reports filed by these entities.

Exhibit 33.1 Report on Assessment of Compliance with Servicing Criteria – Discover

Exhibit 33.2 Report on Assessment of Compliance with Servicing Criteria – DFS

Exhibit 33.3 Report on Assessment of Compliance with Servicing Criteria – DPI

Exhibit 33.5 Report on Assessment of Compliance with Servicing Criteria – DBSC

Exhibit 33.6 Report on Assessment of Compliance with Servicing Criteria – BancTec

1.	We note that the reports filed by Discover, DFS, DPI and DBSC exclude an assessment of compliance with the criterion in Item 1122(d)(2)(iv) of Regulation AB. We further note that the BancTec report covers certain specified support services, for a certain period of time, with respect to criterion 1122(d)(2)(iv), and the assessment states that BancTec does not have sole responsibility for this criterion. Please supplementally clarify which party has ultimate responsibility for compliance with the 1122(d)(2)(iv).

Response: With respect to the comment that the BancTec report covers certain specified support services, for a certain period of time, with respect to the servicing criterion set forth in Item 1122(d)(2)(iv), we respectfully note that the BancTec report does not cover the criterion set forth in Item 1122(d)(2)(iv). An assessment of compliance with the criterion set forth in Item 1122(d)(2)(iv) is covered by U.S. Bank’s report (Exhibit 33.7), and U.S. Bank is ultimately responsible for compliance with the servicing criterion in Item 1122(d)(2)(iv).

The BancTec report does cover certain criteria set forth in Items 1122(d)(2)(i) and 1122(d)(4)(iv). BancTec did not have sole responsibility for the applicable servicing criteria, but instead provided support services to DBSC/DFS and Discover Bank that were necessary to their compliance with the applicable servicing criteria. The BancTec report details the specified support services that BancTec provided with respect to the criteria set forth in Items 1122(d)(2)(i) and 1122(d)(4)(iv). Specifically, in connection with certain cardmember payments made by paper check, BancTec was responsible for (a) capturing data with respect to such cardmember payments and associated checks, (b) transmitting such data to DBSC/DFS and Discover Bank on a timely basis consistent with their compliance with the Applicable Servicing Criteria and (c) delivering certain of such checks to a third party financial institution for deposit into a bank account held in the name of Discover Bank. However, Discover Bank also performed activities included in the servicing criteria set forth in Item 1122(d)(2)(i), and DBSC/DFS and DPI also performed activities included in the servicing criteria set forth in Items 1122(d)(2)(i) and 1122(d)(4)(iv).

Therefore, while BancTec is ultimately responsible for compliance with the portions of the servicing criteria set forth in Items 1122(d)(2)(i) and 1122(d)(4)(iv) that relate to the support services it provided to DBSC/DFS and Discover Bank, Discover Bank is also responsible for compliance with the servicing criteria set forth in Item 1122(d)(2)(i) and DFS, DPI and DBSC are also responsible for compliance with the servicing criteria set forth in Items 1122(d)(2)(i) and 1122(d)(4)(iv). The report filed by Discover Bank covers the criteria set forth in Item 1122(d)(2)(i), and the reports filed by DFS, DPI and DBSC cover the criteria set forth in Items 1122(d)(2)(i) and 1122(d)(4)(iv).

2.

Furthermore, we note that Discover, DFS, DPI, DBSC do not exclude an assessment of compliance with the criterion in Item 1122(d)(2)(i) of Regulation AB. We also note that the reports filed by DFS, DPI and DBSC rely on Telephone Interpretation 17.06 with respect to limited activities required necessary for compliance with criterion 1122(d)(2)(i) which means that each of DFS, DPI and DBSC “has elected to take responsibility” for all of the activities covered by those criteria, subject to the reliance on policies and procedures with respect to vendors’ activities. Please supplementally clarify which party has ultimate responsibility for compliance with criterion 1122(d)(2)(i). We also note that the BancTec report covers certain specified services, for a certain period of time, with respect to criterion 1122(d)(2)(i). We assume that because criterion

1122(d)(2)(i) is not excluded from the Discover assessment, that Discover is responsible for ultimate compliance with criterion 1122(d)(2)(i). Please confirm, if true.

Response: DBSC/DFS and DPI have engaged vendors to perform limited activities required by the servicing criteria in Item 1122(d)(2)(i) and have responsibility for assessing the vendors’ compliance with such servicing criteria. Because BancTec is a servicer and provides its own assessment of compliance, DFS, DPI and DBSC are not relying on Telephone Interpretation 17.06 with respect to the support services provided by BancTec. However, as noted in your comment, the servicing criteria in Item 1122(d)(2)(i) are not excluded from the Discover Bank assessment, and Discover Bank is responsible for ultimate compliance with the servicing criteria in Item 1122(d)(2)(i).

Exhibit 33.2 Report on Assessment of Compliance with Servicing Criteria – DFS

Exhibit 33.3 Report on Assessment of Compliance with Servicing Criteria – DPI

Exhibit 33.5 Report on Assessment of Compliance with Servicing Criteria – DBSC

3.	The related servicers’ reports do not specifically state which portions of criteria 1121(d)(2)(i), 1122 (d)(4)(iv), 1122(d)(4)(vii) and 1122(d)(4)(viii) are applicable to each servicer and which portions are applicable to vendors, as specified in Telephone Interpretation 17.06. Please tell us which portions of those criteria, if any, are applicable to each of DBSC, DFS and DPI and which portions of those criteria are applicable to vendors. In particular, we note on page 54 of the prospectus supplement filed on November 16, 2011, under the heading “The Discover Card Business–Collection Efforts and Charged-Off Accounts,” that DBSC engages in activities which we assume would be covered by criteria 1122(d)(4)(vii) and 1122(d)(4)(viii) and also indicates that if DBSC’s efforts are unsuccessful, then “Discover Bank generally places the charged-off account with one or more collection agencies.” Please also confirm that you will provide the appropriate disclosure in future filings, either by providing the disclosure and representations specified in Telephone Interpretation 17.06 or by filing a servicer assessment of a collection agency, as applicable.

Response: The criteria included in Items 1122(d)(2)(i) and 1122(d)(4)(iv) relate to payment activities, and the criteria included in Items 1122(d)(4)(vii) and 1122(d)(4)(viii) relate to collection activities. Each of DBSC/DFS and DPI directly engaged in payment and collection activities, and all of the servicing criteria covered by Items 1122(d)(2)(i), 1122(d)(4)(iv), 1122(d)(4)(vii) and 1122(d)(4)(viii) are applicable to them with respect to such activities. Therefore, DBSC/DFS and DPI are collectively responsible for all such servicing criteria other than with respect to the portions of the servicing criteria for which BancTec and Discover Bank have also separately taken responsibility.

DBSC/DFS engaged vendors to perform collection activities with respect to a limited number of accounts that were delegated to those vendors. No such vendor is responsible for servicing 10% or more of the accounts. For each such delegated account, the applicable vendor was responsible for all of the servicing criteria covered by Items 1122(d)(4)(vii) and 1122(d)(4)(viii), and the report of DBSC or DFS, as applicable, took responsibility for the activities of that vendor.

DBSC/DFS also engaged vendors to perform limited payment activities that fall within the servicing criteria covered by Items 1122(d)(2)(i) and 1122(d)(4)(iv) such as accepting in-store payments on Discover cards. No such vendor is responsible for servicing 10% or more of the accounts. For these payment activities, the applicable vendor was responsible for all of the servicing criteria covered by Items 1122(d)(2)(i) and 1122(d)(4)(iv), and the report of DBSC and DFS, as applicable, took responsibility for the servicing activities of that vendor.

In future filings we will revise the reports for DBSC to better reflect the distinction between vendors supporting payment activities and vendors supporting collection activities. Future filings will also clarify that all of the servicing criteria covered by Items 1122(d)(4)(vii) and 1122(d)(4)(viii) are applicable to the vendors supporting collection activities and all of the servicing criteria covered by Items 1122(d)(2)(i) and 1122(d)(4)(iv) are applicable to vendors supporting payment activities. (We do not expect DFS to be a servicer for purposes of future filings.)

We have determined that DPI did not specifically engage vendors to perform collection or payment activities. Accordingly, in future filings we will revise the reports for DPI to remove the disclosure and representations specified in Telephone Interpretation 17.06.

With respect to your comment on the disclosure on page 54 of the prospectus supplement under the heading “The Discover Card Business–Collection Efforts and Charged-Off Accounts,” DBSC/DFS and DPI have responsibility for the collections activities covered by criteria 1122(d)(4)(vii) and 1122(d)(4)(viii) pursuant to intercompany service agreements between Discover Bank and each of DBSC/DFS and DPI. As discussed above, DBSC and DFS engaged vendors to perform such collections activities, which vendors are not “servicers” as defined in Item 1101(j). DBSC and DFS take responsibility for assessing such vendors’ compliance with the servicing criteria applicable to such collection activities. Therefore, such vendors are not required to submit servicer assessments in the Form 10-K. Discover Bank does not directly engage these vendors, and we do not believe it is necessary for Discover Bank to include the disclosure and representations specified in Telephone Interpretation 17.06 in its report. We will update the disclosure in future prospectuses to clarify that one or more subsidiaries of Discover Bank places the charged-off accounts with one or more collection agencies on behalf of Discover Bank. The disclosure shall now read, “One or more subsidiaries of Discover Bank generally place the charged-off accounts with one or more collection agencies.”

* * * * *

In connection with our response to the Staff’s comments, Discover Bank, as depositor for Discover Card Master Trust I, acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (302) 323-7434 or Ellen Marks of Latham & Watkins LLP at (312) 876-7626.

Sincerely,

/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Financial Officer and Treasurer

cc:	Mr. David Beaning, Securities and Exchange Commission

Ms. Ellen L. Marks, Latham & Watkins LLP

Christopher Greene, Esq., Discover Financial Services

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